UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of January, 2009.
Commission File Number: 001-31221
Total number of pages: 5

NTT DoCoMo, Inc.
(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome
Chiyoda-ku, Tokyo 100-6150
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished in this form:

1.	DOCOMO to terminate mova and DoPa 2G services.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DoCoMo, Inc.
Date: January 30, 2009	By:	/S/ OSAMU HIROKADO
Osamu Hirokado
Head of Investor Relations

NTT DoCoMo, Inc.
Sanno Park Tower
2-11-1 Nagata-cho
Chiyoda-ku, Tokyo
100-6150, Japan
For Immediate Release
DOCOMO to Terminate mova and DoPa 2G Services
TOKYO, JAPAN, January 30, 2009 — NTT DOCOMO, INC. announced today it will discontinue its 2G mova™ service (including car phone and Pre-Call™ prepaid services), which began in March 1993, as well as its 2G DoPa™ packet communication service, which began in March 1997, at the end of March 2012. Associated services and related billing plans will also be terminated at the same time.
DOCOMO will contact mova and DoPa customers directly via postal mail, mobile mail and docomo shops to inform them of the discontinuations and to introduce alternative FOMA 3G services.
For mova customers who wish to shift to FOMA, the company has launched a campaign offering discounts on the cost of purchasing a 3G handset and the waiving of any related administrative fees. DoPa Single customers making the transition to FOMA will receive cash back and will not be charged any administrative fees.
As DOCOMO 2G customers shift to FOMA 3G services, the company will remain committed to providing them with the very best mobile service, safety and security.
For further information, please contact:
Shuichiro Ichikoshi or Naoko Minobe
International PR
Public Relations Department
Tel: +81-3-5156-1366
Fax: +81-3-5501-3408
Website: www.nttdocomo.com
Inquiries may also be made through the following URL:
http://www.nttdocomo.com/contact
About NTT DOCOMO
NTT DOCOMO is the world’s leading mobile operator and provider of advanced mobile services. The company serves over 54 million customers in Japan, including 48 million using i-mode™, the world’s most popular mobile e-mail/Internet platform, and 47 million using FOMA™, the world’s original 3G mobile service based on W-CDMA. As a leader in the development of cutting-edge mobile technologies, DOCOMO is continually expanding the role of mobile phones as versatile and highly personalized “lifestyle tools” for everyday life, including with a wide range of innovative services for mobile payments, GPS, mobile TV, multimedia content and much more. NTT DOCOMO is listed on the Tokyo (9437), London (NDCM) and New York (DCM) stock exchanges. For more information, visit www.nttdocomo.com.
FOMA, i-mode, mova, Pre-Call and DoPa are trademarks or registered trademarks of NTT DOCOMO, INC. in Japan and other countries.
FOMA service is only available in Japan.

Attachment
2G mova, DoPa, Associated Services and Billing Plans to be Terminated

New Subscriptions
	Services / Plans	Discontinued	Termination
1	Group Rate™	June 30, 1997	March 31, 2012
2	Donicho™	December 31, 1999
3	DonDon Call™	November 30, 2000
4	Group Number Service
5	Access Number™
6	Selecphone
7	Dual Satellite Phone	September 30, 2003
8	Doccimo Plan™	October 31, 2005
9	Call Unit Display Service (excl. satellite phone service)
10	Chotoku Plan
11	DoPa Dual Plan
12	DoPa Single Plan	September 30, 2008
13	WORLD WING™ overseas card (mova)	March 31, 2009
14	DoPa location information service
15	Free Number
16	Short Mail™
17	Three-way Calling Service (excl. satellite phone service)
18	Number Plus™ (excl. satellite phone service)
19	Dual Network Service
20	DoPa Quantity Discount
21	mopera™ Mail (incl. mopera Virus Check service)	TBA
22	i-Navi Link™	Subscription not required.
23	Reject One-ring Calls Function
24	mopera net-surfing (mova, DoPa)
25	mopera Live!
Group Rate, Donicho, DonDon Call, Access Number, Doccimo, Doccimo Plan, Short Mail, mopera, and i-Navi Link are trademarks or registered trademarks of NTT DOCOMO, INC. in Japan and other countries.